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TEL: (213) 687-5000

FAX: (213) 687-5600

www.skadden.com

DIRECT DIAL

(650) 470-4540

DIRECT FAX

(213) 621-5234

EMAIL ADDRESS

Gregg.Noel@SKADDEN.COM

October 20, 2021

VIA EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	Perception Capital Corp. II

Amendment No. 3 to Registration Statement on Form S-1

Filed September 30, 2021

File No. 333-255107

To whom it may concern:

This letter sets forth the response of Perception Capital Corp. II (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 19, 2021, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

The Company has revised the Registration Statement in response to the Staff’s comment in the above-referenced letter.  The Company is filing an amendment to the Registration Statement concurrently with this letter.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 1

1.

Staff’s Comment: The consent indicates that the disclosures in Notes 7 and 8 to the financial statements are as of September 29, 2021 while the report of the independent registered public accounting firm indicates the disclosures in these Notes are as of September 30, 2021.  Please revise these dates so they are consistent.

Response:  The Company acknowledges the Staff’s comment and has revised these dates accordingly on page F-2 of the Registration Statement and within the consent of Marcum LLP attached as Exhibit 23.1 thereto.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Via E-mail:

cc:	Perception Capital Corp. II
Scott Honour